SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 EUPHONIX, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    298416108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Alexis Lakes
                               2490 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 529-0700
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 18, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)
                              (Page 1 of 10 pages)

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 2 of 10 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            ONSET Enterprise Associates, L.P.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a)[ ]
                                                                                            (b)[X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                                      [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,744,335
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,744,335
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,744,335
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.32%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                                                (Page 2 of 10 pages)

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 3 of 10 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            OEA Management, L.P.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a)[ ]
                                                                                            (b)[X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                                      [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,744,335
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,744,335
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,744,335
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                                [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.32%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                                                 (Page 3 of 10 pages)

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 4 of 10 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Robert F. Kuhling, Jr.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a)[ ]
                                                                                            (b)[X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                                      [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       587
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        1,744,335
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        587
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        1,744,335
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,744,922
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                               [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.33%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------------------------------------------

                                                (Page 4 of 10 pages)

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 5 of 10 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Terry L. Opdendyk
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a)[ ]
                                                                                            (b)[X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                                      [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       587
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        1,744,335
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        587
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        1,744,335
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,744,922
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                                [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.33%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------------------------------------------

                                                (Page 5 of 10 pages)

Item 1.  Security and the Issuer

         (a)      Title of Security:

                  Common Stock

         (b)      Name of the Issuer:

                  Euphonix, Inc., a California corporation.

         (c)      The Issuer's principal executive office:

                  220 Portage Road
                  Palo Alto, CA   94306

                  Description of Business:

                  The Issuer is engaged in the development, manufacture and marketing of digitally controlled audio mixing consoles for use in the production of audio content for the music, post production (film and television), broadcast, live sound reinforcement (live concerts and theater) and multimedia segments of the professional audio market.

Item 2.  Identity and Background

         (a)      Name of the Reporting Persons:

                  i.          ONSET Enterprise Associates, L.P. ("OEA"):
                  ii.         OEA Management, L.P. ("OEAM");
                  iii.        Robert F. Kuhling, Jr. ("Kuhling");
                  v.          Terry L. Opdendyk ("Opdendyk").

         (b)      Business address:

                  2490 Sand Hill Road
                  Menlo Park, CA  94025

         (c) Present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  OEA:        Venture Capital Fund
                  OEAM:       Venture Capital Fund
                  Kuhling:    General Partner of OEAM
                  Opdendyk:   General Partner of OEAM

                              (Page 6 of 10 pages)

         (d)      Convictions in criminal proceedings since 1993:

                  None.

         (e)      Judgments for violations of Securities Laws since 1993:

                  None.

         (f)      Citizenship or Place of Organization

                  OEA:        Delaware
                  OEAM:       Delaware
                  Kuhling:    United States
                  Opdendyk:   United States

Item 3:  Source and Amount of Funds or Other Consideration.

         On October 31, 1990, OEA acquired 517,092 shares of Euphonix, Inc. ("Euphonix") Series A Preferred Stock for $517,092 using investment capital. On March 11, 1991, OEA acquired 285,714 shares of Euphonix Series B Preferred Stock for $500,000 using investment capital. On May 31, 1991, OEA acquired 275,947 shares of Euphonix Series B Preferred Stock for $482,907 using investment capital. On November 5, 1991, OEA acquired 325,582 shares of Euphonix Series C Preferred Stock for $700,001 using investment capital.

         On August 22, 1995, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), OEA received (i) 517,092 shares of Issuer's Common Stock in exchange for its Series A Preferred Stock, (ii) 561,661 shares of Issuer's Common Stock in exchange for its Series B Preferred Stock and (iii) 325,582 shares of Issuer's Common Stock in exchange for its Series C Preferred Stock.

         On February 20, 1996, Kuhling and Opdendyk each received 587 shares of Issuer's Common Stock for no consideration as the result of a pro rata distribution of shares by OEA to its general and limited partners.

         On March 18, 1998, OEA acquired 800,000 shares of Issuer's Common Stock for $1,500,000 using investment capital.

Item 4.  Purpose of the Transaction

         Reporting Persons acquired the securities of Issuer for purposes of investment. Reporting Persons currently have no plans or proposals with respect to Issuer.

                              (Page 7 of 10 pages)

Item 5.  Interest in Securities of the Issuer
================================= ===================== ======================= ====================== =====================
                                          OEA                    OEAM                  Kuhling               Opdendyk
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Beneficial Ownership                   1,744,335              1,744,335              1,744,922             1,744,922
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Percentage of Class                       26.32%                 26.32%                 26.33%                26.33%
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Sole Voting Power                      1,744,335              1,744,335                    587                   587
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Shared Voting Power                            0                      0              1,744,335             1,744,335
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Sole Dispositive Power                 1,744,335              1,744,335                    587                   587
--------------------------------- --------------------- ----------------------- ---------------------- ---------------------
Shared Dispositive Power                       0                      0              1,744,922             1,744,922
================================= ===================== ======================= ====================== =====================


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to be Filed as Exhibits

        Exhibit A:        Joint Filing Statement


                              (Page 1 of 10 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONSET ENTERPRISE ASSOCIATES, L.P.

By OEA Management, L.P.,
   its General Partner


By:  /s/ Terry L. Opdendyk                               March 20, 1998
     -------------------------------           ---------------------------------
     General Partner                           Date

OEA MANAGEMENT, L.P.


By:  /s/ Terry L. Opdendyk                               March 20, 1998
     -------------------------------           ---------------------------------
     General Partner                           Date


/s/ Robert F. Kuhling, Jr.                               March 20, 1998
------------------------------------           ---------------------------------
Robert F. Kuhling, Jr.                         Date


/s/ Terry L. Opdendyk                                    March 20, 1998
------------------------------------           ---------------------------------
Terry L. Opdendyk                              Date

                              (Page 2 of 10 pages)

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

ONSET ENTERPRISE ASSOCIATES, L.P.

By OEA Management, L.P.,
   its General Partner


By:  /s/ Terry L. Opdendyk                               March 20, 1998
     -------------------------------           ---------------------------------
     General Partner                           Date

OEA MANAGEMENT, L.P.


By:  /s/ Terry L. Opdendyk                               March 20, 1998
     -------------------------------           ---------------------------------
     General Partner                           Date


/s/ Robert F. Kuhling, Jr.                               March 20, 1998
------------------------------------           ---------------------------------
Robert F. Kuhling, Jr.                         Date


/s/ Terry L. Opdendyk                                    March 20, 1998
------------------------------------           ---------------------------------
Terry L. Opdendyk                              Date


                              (Page 3 of 10 pages)